UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41658

Lucas GC Limited

(Exact name of registrant as specified in its charter)

Room 1109, 11/F, Tower A

Star Plaza, No. 8 Wangjing Street

Chaoyang District

Beijing 100102, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (the “Report”) and the attached Exhibits 99.1 and 99.2 are incorporated by reference into Lucas GC Limited’s (the “Company”) registration statement on Form F-3 (SEC File No. 333-286651) and Form S-8 (SEC File No. 333-283728), as amended, and into each prospectus and prospectus supplement under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EFFECTIVENESS OF SHARE CAPITAL RESTRUCTURING AND AMENDED AND RESTATED M&AA

On October 2, 2026, Lucas GC Limited (the “Company”) held an extraordinary general meeting (the “EGM”) at which the shareholders approved, among others, (i) a series of share capital reduction, subdivision and increase (collectively, the “Share Capital Restructuring”), upon completion of which the Company’s authorized share capital shall be changed from (A) US$500,000 divided into 20,000,000 shares of US$0.025 each, comprising 19,800,000 Class A ordinary shares of a par value of US$0.025 each and 200,000 Class B ordinary shares of a par value of US$0.025 each, to (B) US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each, (ii) the approval of an amendment to Article 35.4(a) of the Company’s currently effective memorandum and articles of association, to delete the words “post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted” and replacing them with “post, shall be deemed to have been served three (3) calendar days after the time when the letter containing the same is posted” (the “M&AA Notice Amendment”) with immediate effect following the EGM, and (iii) the adoption of an amended and restated memorandum and articles of association (the “Amended and Restated M&AA”), in substitution for, and to the exclusion of, the Company’s currently effective memorandum and articles of association, to reflect, the Share Capital Restructuring and the M&AA Notice Amendment. As a result, the Company has effected the Share Capital Restructuring and adopted the Amended and Restated M&AA, and the Company anticipates that beginning with the opening of trading on October 7, 2026, the Share Capital Restructuring will be reflected with the Nasdaq Capital Market and in the marketplace.

A copy of the Company’s Amended and Restated M&AA is filed as Exhibit 3.1 to this Report.

EXHIBITS INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of Lucas GC Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2026

Lucas GC Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	Chief Executive Officer and Chairman of the Board of Directors